UNITED STATES
SECURITIES AND EXCHANGE COMMISSION      OMB Number: 3235-0058
         Washington, D.C. 20549     Expires              April 30,2009
              FORM 12b-25                Estimated average burden
    NOTIFICATION OF LATE FILING        hours per response       2.50

        Commission file number 01 15109


(Check one): Form 10K Form 20F Form 11K Form 10Q   X
Form 10D Form NSAR
Form NCSR                                          SEC FILE NUMBER
For Period Ended:                  June 30, 2007
Transition Report on Form 10K                       CUISP NUMBER
Transition Report on Form 20F
Transition Report on Form 11K
Transition Report on Form 10Q
Transition Report on Form NSAR
For the Transition Period Ended,
Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates,

PART I  REGISTRANT INFORMATION
                          Cala Corporation
                      Full Name of Registrant

Former Name if Applicable

13 Main Street,
Address of Principal Executive Office (Street and Number)

Titusville, Fl. 32796
City, State and Zip Code

PART II   RULES 12b 25(b) AND (c)
 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b 25(b), the following should be completed.
(Check box if appropriate)
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
 X    (b) The subject annual report, semi-annual report,
transition report on Form 10K, Form 20F, Form 11K,
Form
NSAR or Form NCSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10Q orsubject distribution reporton Form 10D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountants statement or other exhibit required by Rule 12b 25(c) has been attached if applicable.

PART III  NARRATIVE
State below in reasonable detail why Forms 10K, 20F, 11K, 10Q,10D, N SAR, N CSR, or the transition report orportion thereof, could not be filed within the prescribed time period.

Because our Auditor became ill and had to resign, It took time to find a replacement.
(Attach extra Sheets if Needed)



PART IV  OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

       Joseph Cala,       321.383.8077
        (Name)     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of
1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s)
been filed  If answer is no, identify report(s). Yes   X   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof
                                            Yes  X  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cala Corporation as aquired Trineitics, which is forecasted to do about two million dollars in sales.


Cala Corporation
(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date    8/13/07                   By,/s/ Joseph Cala
                                         Joseph Cala
  Principal Executive Officer and Principal Financial Officer